Avon House 19 Stanwell Road Penarth Cardiff CF64 2EZ United Kingdom	VIA EDGAR

July 14, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeanne Bennett
Paul Fischer
Celeste M. Murphy
Kate Tillan

Re:	Renalytix AI plc
Registration Statement on Form F-1
File No. 333-239414

Acceleration Request
	Requested Date:	July 16, 2020
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Renalytix AI plc (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on July 16, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as its counsel may orally request via telephone call to the staff. The Registrant hereby authorizes each of Alison Haggerty and Katie Kazem of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Alison Haggerty of Cooley LLP at (212) 479-6596, or in her absence, Katie Kazem at (703) 456-8043. Thank you for your assistance with this matter.

Sincerely,

RENALYTIX AI PLC

By:	/s/ James McCullough
James McCullough
Chief Executive Officer

cc:	O. James Sterling, Renalytix AI plc
Marc Recht, Cooley LLP
Alison Haggerty, Cooley LLP
Katie Kazem, Cooley LLP